04 MAR 10 AM 7:21

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

3 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

04010462

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
<u>File # 82-4630</u>

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

dlw 3/10

ventracor

The ALFRED — Service and Care

asx announcement

VentrAssist™ 'artificial heart' Pilot Trial Update

Sydney, 3 March 2004: Medical Investigators today reported on the Pilot Trial of Australia's "artificial heart" at The Alfred Hospital in Melbourne stating the fifth patient who was implanted in early February had died.

Chief Medical Investigator Professor Don Esmore said the cause of the patient's death is currently being reviewed.

Out of respect for the patient and their family, additional details will not be released.

Professor Esmore added the fourth patient implanted with the VentrAssist™ system had been discharged home and the first two patients have now been supported for eight months and six months respectively.

Patients eligible to be implanted with the VentrAssist™ system are gravely ill and are no longer responding to optimal medical therapy.

The Pilot Trial tests the safety of the device in up to 10 patients. While individual outcomes are very important, it is the accumulation of all data on the safety of the device that will decide the outcome of the trial.

At the discretion of the medical investigators, further patients are expected to be enrolled in due course.

For more information, please contact:

Colin Sutton PhD
Ventracor Limited
Chief Executive Officer
02 9406 3088

Trisha Lee
The Alfred
Public Affairs Manager
03 9276 2266